                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     (Mark One):

     X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 (FEE REQUIRED). For the fiscal year ended December 31, 2000.

        TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the transaction period from
                                   to                      .

                         Commission file number: 21859.

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Factory Card Outlet of America Ltd. Incentive Savings Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Factory Card Outlet Corp.
                                 2727 Diehl Road
                           Naperville, Illinois 60563

                              Required Information
                              --------------------

         Item 4
         ------

               In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the years ended December 31, 2000 and December 31, 1999

                                   SIGNATURES
                                   ----------

                 Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on behalf of the Plan by the undersigned, thereunto duly authorized.

         Date:   June 28, 2001             FACTORY CARD OUTLET OF AMERICA LTD.
                                           INCENTIVE SAVINGS PLAN


                                           By:  /s/ William A. Beyerl
                                                ---------------------
                                                    William A. Beyerl
                                                    Plan Administrator

                                           By:  /s/ Glen J. Franchi
                                                -------------------
                                                    Glen J. Franchi
                                                    Plan Administrator

                                           By:  /s/ Carol A. Travis
                                                -------------------
                                                    Carol A. Travis
                                                    Plan Administrator

                       FACTORY CARD OUTLET OF AMERICA LTD.
                             INCENTIVE SAVINGS PLAN

                                Table of Contents

                                                                          Page

Independent Auditors' Report                                                 5

Statements of Net Assets Available for Plan Participants                     6

Statements of Changes in Net Assets Available for Plan Participants          7

Notes to Financial Statements                                             8-11

Supplemental Schedule

1  Item 27a - Schedule of Assets Held for Investment Purposes               12

                          Independent Auditors' Report

The Retirement Committee
Factory Card Outlet of America Ltd.
   Incentive Savings Plan:


We have audited the accompanying statements of net assets available for plan participants of Factory Card Outlet of America Ltd. Incentive Savings Plan (the
Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan participants for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
May 25, 2001

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Statements of Net Assets Available for Plan Participants

December 31, 2000 and 1999

                                                         2000           1999
                                                    -------------  ----------
Assets:
 Factory Card Outlet Corp. Common Stock            $     8,303         11,322

 Investments:
   Franklin Templeton investment funds,
       at fair value:

         Stable value fund                             982,129        781,071
         U.S. government securities fund               468,728        432,046
         Mutual qualified fund                         383,972        290,411
         Growth and income fund                      1,478,309      1,491,611
         Balance sheet investment fund                 257,206        170,638
         Foreign fund                                  109,612         84,654
         Conservative target fund                       79,797         59,067
         Moderate target fund                          131,286        117,167
         Growth target fund                            152,676        125,393
                                                   -----------    -----------

         Total investments                           4,043,715      3,552,058

 Receivables:
   Participant loans                                   174,652        103,563
   Employer contributions                               42,674          6,424
   Employee contributions                              166,309         24,155
                                                   -----------    -----------

            Total receivables                          383,635        134,142
                                                   -----------    -----------


Net assets available for plan participants         $ 4,435,653      3,697,522
                                                   ===========    ===========


See accompanying notes to financial statements.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Participants

Years ended December 31, 2000 and 1999

                                                  2000           1999
                                               ----------     ----------
Additions to net assets attributed to:
  Investment income:
    Net investment income                      $  265,038        174,278
    Net appreciation (depreciation)
      in fair value of investments                (81,414)       475,168
    Interest income on participant loans            7,285          6,261
                                               ----------     ----------

                                                  190,909        655,707

  Contributions:
    Employer                                      192,318        196,240
    Employee                                      740,002        722,876
    Rollover                                       50,000        178,315
                                               ----------     ----------
           Total additions                      1,173,229      1,753,138
                                               ==========     ==========

Deductions from net assets attributed to:
  Benefits of participants                       (397,239)    (1,132,407)
  Refund of excess employee contributions         (29,714)        (4,385)
  Hardship withdrawals                             (8,145)       (46,627)
                                                ----------    ----------
           Total deductions                      (435,098)    (1,183,419)
                                               ==========     ==========

           Net increase                           738,131        569,719

Net assets available for plan participants:
  Beginning of year                             3,697,522      3,127,803
                                               ----------     ----------
  End of year                                  $4,435,653      3,697,522
                                               ==========     ==========

See accompanying notes to financial statements.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN
Notes to Financial Statements - December 31, 2000 and 1999



(1)  Description of the Plan

     The following brief description of the Factory Card Outlet of America Ltd. Incentive Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan is a defined contribution plan sponsored by Factory Card Outlet of America Ltd. (the Company) for all eligible employees, as defined in the Plan agreement. The Plan as adopted by the Company is a profit sharing plan with a cash or deferred savings feature. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Franklin Templeton Trust Company serves as the Plans trustee and investment manager.

     Each participant is 100% vested in his or her salary reduction contribution, the Companys discretionary matching contributions, and actual earnings thereon at all times.

     Upon satisfaction of certain conditions and approval of the plan administrator, participants may request and receive loans of up to 50% of their vested contribution account balance. Such loans bear interest at the prime rate in effect at the time of issuance plus one percent and are repaid through payroll deductions.

     A participant's retirement account is credited with the Company's discretionary matching and base contributions, the salary reduction contribution, and allocations of forfeitures and plan earnings. Allocations are based upon participant earnings and account balances as defined. Participants are also able to rollover balances from other qualified plans. The benefit to which a participant is entitled is the benefit that can be provided from the participants account.

     Forfeitures become available for allocation when a terminated participant incurs five consecutive one-year breaks in service, as defined in the Plan, or receives a distribution of the vested portion of the discretionary base contribution account. The non-vested portion of amounts which are forfeited are allocated among the remaining participants in the Plan. As of the last day of each plan year, forfeitures are allocated among active participants in the ratio of each participants compensation during the year to the total plan compensation during the year.

(2)  Summary of Significant Accounting Policies

     A summary of the Plan's significant accounting policies, which have been consistently applied in the preparation of the accompanying financial statements on the accrual basis of accounting, is as follows:

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for plan participants and disclosure of commitments at the date of the financial statements and the changes in net assets available for plan participants during the reporting periods. Actual results could differ from those estimates.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN
Notes to Financial Statements - December 31, 2000 and 1999



     Investments

     Investments are stated at market value. Changes in the market value of securities held are included in net appreciation (depreciation) in market value of investments in the accompanying statements of changes in net assets available for plan participants. Purchases and sales of investments are recorded on a trade-date basis.

     Participant loans are valued at the outstanding principal balance.

     Participants may direct contributions in 5% increments to any of the following investment options: Franklin Templeton Stable Value Fund, Franklin Templeton U.S. Government Securities Fund, Franklin Templeton Growht and Income Fund, Franklin Templeton Balance Sheet Investment Fund, Franklin Templeton Mutual Qualified Fund, Franklin Templeton Foreign Fund, Franklin Templeton Conservative Target Fund, Franklin Templeton Moderate Target Fund, and the Franklin Templeton Growth Target Fund. Participants were able to direct contributions in 5% increments in Factory Card Outlet Corp. Common Stock until March 23, 1999 when investment in the stock was suspended due to the Company filing for bankruptcy.

     Contributions

     The Plan provides for employee contributions from eligible participants electing to enter into a Salary Reduction Agreement with the Company. Under this feature of the Plan, a participant may elect to contribute a percentage of compensation ranging between one percent (1%) and thirteen percent (13%) in increments of one percent (1%).

     The Company makes a discretionary matching contribution to the Plan and the Retirement Committee allocates this contribution to the separate participant accounts. Only those participants who have made salary reduction contributions and have completed 1,000 hours of service will receive this allocation. The Company allocated the discretionary matching contribution to an individual participants account at the rate of 33% of the first six percent (6%) of a participants salary reduction contribution in 2000 and 1999.

     A discretionary base contribution may be made by the Company only if it has current or accumulated net profits. The Company determines the amount, if any, and the Retirement Committee allocates this contribution to the accounts of participants who were employed by the Company on the last day of the Plan year. The base contribution is allocated in proportion to each participants compensation for the Plan year in relation to the total compensation of all participants for the Plan year. No discretionary base contribution was made in 2000 or 1999.

     Rollover contributions result from participants transferring funds from unrelated retirement plans.

     Income Tax Status

     The Plan obtained a favorable determination letter in April, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN
Notes to Financial Statements - December 31, 2000 and 1999

               Administrative Expenses

               All expenses pertaining to the operation of the Plan are paid by the Company and are not charged against the assets or income of the Plan. In addition, various administrative, legal, and accounting services are performed by Company personnel on behalf of the Plan. No charges are made to the Plan for these services. Investment expenses are charged against the Plan's income.

(3)  Contributions Receivable

     Amounts receivable from employer and employees as of December 31, 2000 and 1999 represent contributions related to November and December payroll. These contributions were received by the Plan in January of the following year.

(4)  Plan Termination

     While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

(5)  Investments

     Investments at fair value which represent 5% or more of the Plans net assets at December 31, 2000 and 1999 are separately identified below.


                                                                                        2000           1999
                                                                                    -----------      ---------
Franklin Templeton investment funds:
    Stable value fund                                                                $  982,129        781,071
    U.S. government securities fund                                                     468,728        432,046
    Mutual qualified fund                                                               383,972        290,411
    Balance sheet investment fund                                                       257,206        170,638
    Growth and income fund                                                            1,478,309      1,491,611
                                                                                     ----------      ---------

During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

                                                                                   Year ended      Year ended
                                                                                   December 31,    December 31,
                                                                                       2000           1999
                                                                                   ------------    ------------

Factory Card Outlet common stock                                                     $  (3,019)        (45,336)
Franklin Templeton investment funds:
    U.S. government securities fund                                                     15,937         (28,262)
    Mutual qualified fund                                                               (3,896)         (2,291)
    Growth and income fund                                                             (91,470)        482,366
    Balance sheet investment fund                                                       35,563          (3,643)
    Foreign fund                                                                        (6,577)         18,138
    Conservative target fund                                                            (4,348)          6,856
    Moderate target fund                                                                (8,243)         19,323
    Growth target fund                                                                 (15,361)         28,017
                                                                                     ----------      ---------
            Net appreciation (depreciation) in
             fair value of investments                                               $ (81,414)        475,168
                                                                                     =========       =========


    FACTORY CARD OUTLET OF AMERICA LTD.
    INCENTIVE SAVINGS PLAN
    Notes to Financial Statements - December 31, 2000 and 1999

    (6)  Reorganization, Chapter 11 Filing and Subsequent Event

         The Company and its parent filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") on March 23, 1999 (the "petition date") under case numbers 99-685(JCA) and 99-686(JCA) (the "Chapter 11 Cases"). The Company is currently operating its business as debtors in possession under the jurisdiction of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

         The Bankruptcy Code provides that the Company has an exclusive period during which only it may propose, file and solicit acceptances of a plan of reorganization. The exclusive period for the Company to propose a plan of reorganization is set to expire on July 31, 2001. The exclusive period for solicitation of the plan of reorganization is set to expire on October 1, 2001. Although the Company filed a plan of reorganization prior to the expiration of its exclusive filing period, if the Company fails to obtain acceptance of such plan from the requisite impaired classes of creditors and equity security holders during the exclusive solicitation period, any party in interest, including a creditor, an equity security holder, a committee of creditors or equity security holders, or an indenture trustee, may file their own plan of reorganization for the Company.

         On February 2, 2001, the Company, the Official Committee of Unsecured Creditors (the "Creditors' Committee") and Factory Card Holdings, Inc. ("FCH") entered into a letter of intent which provided the basic parameters of an FCH investment in the Company and the chapter 11 plan of reorganization that would result therefrom. Subsequent to the execution of the letter of intent, FCH completed its due diligence. The Company, the Creditors' Committee and FCH then proceeded to negotiate the specific terms of the definitive transaction documents and the plan of reorganization. Those negotiations culminated in the execution of that certain Agreement on Plan of Reorganization of Factory Card Outlet Corp., dated as of March 26, 2001 (the "FCH Agreement"). The FCH Agreement, which is subject to, among other things, confirmation of a plan of reorganization that would have to be voted upon by creditors, provides for an investment of at least $10 million in the Company upon its emergence from chapter 11, at least $6 million of which would be in the form of equity.

         The Company, FCH and the Creditors' Committee filed their Joint Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code Proposed by the Company, FCH and the Official Committee of Unsecured Creditors (the "Plan") on May 31, 2001 and their Joint Disclosure Statement of the Company, FCH and the Official Committee of Unsecured Creditors pursuant to Section 1125 of the Bankruptcy Code (the "Disclosure Statement") on June 1, 2001. The Plan provides that general unsecured creditors, whose claims are estimated to approximate $44 million, will receive a total cash distribution approximating $6 million, of which $5 million will be payable over a period of five years. The $5 million distribution will be subject to downward adjustment under certain circumstances. An additional distribution of up to $5 million will be available in the event that FCH were successful in raising proceeds from a public offering or other disposition of the Company's assets within a seven year period from the Company's emergence from chapter
         11. The holders of the Company's outstanding common stock will not receive any distribution because the Plan will not result in creditors recovering the full amount of their claims. Consequently, the existing stock is expected to be cancelled.

         The Court approved the Disclosure Statement relating to its Plan of Reorganization on June 1, 2001. The Disclosure Statement, along with the Plan and solicitation materials, was sent to impaired creditors for their consideration and approval. Votes to accept or reject the Plan are required to be received by the balloting agent on or before July 11, 2001. Following the solicitation period the Bankruptcy Court will consider whether to confirm the plan. The confirmation hearing is currently scheduled for July 18, 2001. In order to confirm a plan of reorganization, the Bankruptcy Court, among other things, is required to find that (1) with respect to each impaired class of creditors and equity security holders, each holder in such class will, pursuant to the plan, receive at least as much as such holder would receive in a liquidation, (2) each impaired class of creditors and equity security holders has accepted the plan by the requisite vote (except as provided in the following sentence), and (3) confirmation of the plan is not likely to be followed by a liquidation or a need for further financial reorganization of the Company or any successors to the Company unless the plan proposes such liquidation or reorganization. If any impaired class of creditors or equity security holders does not accept a plan and assuming that all of the other requirements of the Bankruptcy Code are met, the proponent of the plan may invoke the "cram down" provisions of the Bankruptcy Code. Under these provisions, the Bankruptcy Court may confirm a plan notwithstanding the non-acceptance of the plan by an impaired class of creditors or equity security holders if certain requirements of the Bankruptcy Code are met with respect to the non-accepting class. As the holders of the Companys outstanding common stock will not receive any distribution under the Plan and, consequently, will be deemed to have rejected the Plan, the Company, FCH and the Creditors Committee currently intend to request confirmation of the Plan under the cram down provisions of the Bankruptcy Code.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN
Supplemental Schedule 1

                                                                      Schedule 1
                                                                     -----------


Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 2000



                   Description                       Cost             Market
                                                -----------          ----------
Factory Card Outlet Common Stock                $   134,543              8,303

Franklin Templeton investment funds,
  at fair value:

     Stable value fund                              982,129            982,129
     U.S. government securities fund                469,995            468,728
     Mutual qualified fund                          395,589            383,972
     Growth and income fund                       1,199,461          1,478,309
     Balance sheet investment fund                  228,106            257,206
     Foreign fund                                   104,367            109,612
     Conservative target fund                        78,860             79,797
     Moderate target fund                           126,161            131,286
     Growth target fund                             146,672            152,676
Participant loans                                         -            174,652
                                                -----------        -----------
                                                $ 3,865,883          4,226,670
                                                ===========        ===========


See accompanying independent auditors' report.